Filed pursuant to Rule 424(b)(3)

Registration No. 333-103498

PROSPECTUS

288,524 Shares

PAN PACIFIC RETAIL PROPERTIES, INC.

COMMON STOCK

We are a self-administered and self-managed real estate investment trust engaged in owning, acquiring, managing, leasing and developing community and neighborhood shopping centers.

This prospectus relates to the resale from time to time of up to an aggregate of 288,524 shares of our common stock, par value $.01 per share, that may be issued to holders of up to 288,524 units of limited partner interests in CT Operating Partnership, L.P., a California limited partnership, if these holders tender their units and we elect, in our sole and absolute discretion, to exchange the tendered units on a one share to one unit basis, for shares of our common stock in lieu of a cash redemption. The units in CT Operating Partnership were issued to the selling stockholders in connection with the operating partnership’s acquisition of certain assets from the selling stockholders. We acquired Center Trust, Inc., a Maryland corporation, in January, 2003 and accordingly assumed its obligations to holders of units in CT Operating Partnership. We will not receive any proceeds from either the issuance of these exchange shares or the sale of these exchange shares by the holders of the units. See “Plan of Distribution.” We are registering the offer and sale of these exchange shares by the holders of the units, but the registration of these exchange shares does not necessarily mean that any of these shares will be offered or sold by the holders of the units.

The registration statement of which this prospectus is a part is being filed pursuant to our contractual obligations.

Our common stock is listed on the New York Stock Exchange under the symbol “PNP.” On February 24, 2003 the last reported sales price of our common stock on the NYSE was $37.20 per share.

See “ Risk Factors” on page 2 for certain factors relevant to an investment in our common stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 21, 2003

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of this material from the Commission at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including ourselves, that file electronically with the Commission. The address of the Commission’s site is http://www.sec.gov. You can also access, free of charge, a copy of the periodic and current reports we file with the Commission on our website at www.pprp.com. In addition, our common stock is listed on the New York Stock Exchange and you can inspect and copy similar information concerning us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the “registration statement”), of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of our common stock covered by this registration statement. This prospectus does not contain all of the information set forth in the registration statement, some portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference herein or therein, as to the contents of any contract or other document are not necessarily complete, and in each instance we make reference to the copy of that contract or other document filed as an exhibit to, or incorporated by reference in, the registration statement, each statement being qualified in all respects by this reference and the exhibits and schedules thereto. For further information regarding us and the shares of our common stock, we refer you to the registration statement and the exhibits and schedules which may be obtained from the Commission.

DOCUMENTS WE HAVE INCORPORATED BY REFERENCE

We filed the documents listed below under the Exchange Act with the Commission and these documents are incorporated into this registration statement by reference:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2001 as amended by Amendment No. 1 on Form 10-K/A filed on November 21, 2002;

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

(c)	Our Definitive Proxy Statement on Schedule 14A relating to the 2002 annual meeting of Pan Pacific stockholders dated May 3, 2002;

(d)	Our Current Report on Form 8-K dated June 20, 2002;

(e)	Our Current Report on Form 8-K dated November 7, 2002;

(f)	Our Current Report on Form 8-K dated December 11, 2002;

(g)	Our Current Report on Form 8-K dated December 16, 2002;

(h)	Our Current Report on Form 8-K filed on January 31, 2003; and

(i)	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 001-13243), including any subsequently filed amendments and reports filed for the purpose of updating that description.

All documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part of it from the respective dates of filing those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Copies of all documents which are incorporated herein by reference (not including the exhibits to these documents, unless the exhibits are specifically incorporated by reference in these documents) will be provided without charge to each person, including any beneficial owner, to whom this prospectus and any applicable prospectus supplement are delivered upon written or oral request. Requests should be directed to the Chief Financial Officer, Pan Pacific Retail Properties, Inc., 1631-B South Melrose Drive, Vista, California 92083, telephone number (760) 727-1002.

PAN PACIFIC RETAIL PROPERTIES, INC.

Pan Pacific Retail Properties, Inc., a Maryland corporation, is a self-administered and self-managed real estate investment trust that owns and operates community and neighborhood shopping centers, predominately grocery-anchored, located in the western United States. Our objective is to provide stockholders with long-term, stable cash flow by maintaining a diverse portfolio and tenant base, and achieving consistent growth through our acquisition, property management and leasing programs. As of September 30, 2002, we owned or controlled a portfolio of 108 shopping center properties, encompassing approximately 16.0 million square feet and which was 97.1% leased to 2,539 retailers. Our portfolio is diversified across the Northern California, Southern California, Oregon, Washington and Nevada markets.

On January 17, 2003, Center Trust was merged with and into a wholly-owned subsidiary of Pan Pacific, in a stock-for-stock merger and is currently a wholly-owned subsidiary of Pan Pacific. At the effective time of the merger, we changed the name of the surviving company to Pan Pacific (CTA), Inc.

We employ personnel in the areas of administration, accounting services, property management, maintenance, design, leasing, acquisitions and business development. In addition to personnel located at our executive offices, we employ property managers at each of our regional offices to oversee and direct day-to-day operations of our portfolio, as well as on-site personnel, which may include the manager, assistant manager, maintenance personnel and other necessary staff. Property managers communicate daily with Pan Pacific’s corporate headquarters to implement its policies.

We were incorporated as a Maryland corporation in April 1997. In August 1997, we completed an initial public offering of our common stock, which is listed on the New York Stock Exchange under the symbol “PNP.”

RISK FACTORS

In addition to the other information contained or incorporated by reference in this prospectus (including the information contained in our Annual Report on Form 10-K under the heading “Certain Cautionary Statements”), prospective investors should carefully consider the following factors before investing in the securities offered hereby.

The future sale of these shares may have a possible adverse effect on the price of our common stock.

We cannot predict the effect that future sales of these shares of our common stock will have on the market price of our common stock. In connection with our acquisition of Pan Pacific (CTA), we have reserved 288,524 shares of our common stock for issuance upon the exchange of limited partnership units previously issued in connection with CT Operating Partnership’s acquisition of certain assets from the selling stockholders. We have agreed to register the shares offered by this prospectus under contractual obligations. The market price of our common stock could decline as a result of sales of these shares in the market or the perception that these sales could occur. This could also make it more difficult for us to raise funds through future offerings of our common stock.

Proposed tax legislation may have an effect on the value of our common stock.

Recently, President Bush announced his 2003 Economic Plan, which includes a proposal that would eliminate the taxation of corporate dividends at the stockholder level to the extent that the corporation paying the dividends has paid tax on its income. Under the proposal, dividends we pay would continue to be taxable to you in the manner described under “Material Federal Income Tax Consequences.” While this proposal would not directly affect the taxation of REITs or their stockholders, it could make an investment in a REIT comparatively less attractive than an investment in other corporations due to the fact that dividends paid by REITs would continue to be taxable to stockholders in the same manner as under current law. Accordingly, if the President’s plan is enacted in its proposed form, it could adversely affect the price of our stock. As of the date of this prospectus, it is not clear whether this proposal, or any similar proposal, will be enacted.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part under our contractual obligation to the holders named in the section entitled “Selling Stockholders.” We will not receive any of the proceeds from the issuances of shares of our common stock to the holders of units or the resale of these shares by these holders. However, we will pay registration expenses which we estimate to be approximately $30,000.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this prospectus, the words “may”, “will”, “expect”, “anticipate,” “continue”, “estimate”, “project”, “intend” and similar expressions are intended to identify forward-looking statements regarding events, conditions, and financial trends that may affect our future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.

DESCRIPTION OF OUR STOCK

The following summary of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are on file with the Commission as exhibits to registration statements we previously filed. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 100,000,000 shares of common stock, $.01 par value per share, and up to 30,000,000 shares of preferred stock, $.01 par value per share. As of January 31, 2003, 33,584,852 shares of our common stock and no shares of preferred stock were issued and outstanding. Under the Maryland General Corporation Law, our stockholders generally are not liable for our debts or obligations.

Common Stock

All issued and outstanding shares of our common stock are duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Subject to our charter restrictions on transfer of our stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided by the terms of any other class or series of our stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the voting power of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares may not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to our charter restrictions on transfer of stock, all shares of our common stock have equal dividend, liquidation and other rights.

Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. A Maryland corporation, however, may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides that these matters may be approved by the affirmative vote of stockholders holding a majority of all the votes entitled to be cast on the matter.

Power To Reclassify Unissued Shares Of Our Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock. Prior to the issuance of shares of each class or series, our board is required by Maryland law and by our charter to set, subject to charter restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to transferability, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. No shares of our preferred stock are presently outstanding and we have no present plans to issue any preferred stock.

Power To Issue Additional Shares Of Common Stock And Preferred Stock

We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Restrictions On Ownership And Transfer

For us to qualify as a real estate investment trust under the Internal Revenue Code, subject to specified exceptions, no more than 50% in value of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include specified entities) during the last half of a taxable year (other than the first year for which an election to be treated as a real estate investment trust has been made). In addition, if we, or an owner of 10% or more of our outstanding stock, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership or limited liability company in which we are a partner or member), the rent received by us (either directly or through any such partnership or limited liability company) from that tenant will not be qualifying income for purposes of the real estate investment trust gross income tests of the Internal Revenue Code. A real estate investment trust’s stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a real estate investment trust has been made).

Our charter contains restrictions on the ownership and transfer of our common stock which are intended to assist us in complying with the Internal Revenue Code’s requirement for qualification as a real estate investment trust. The ownership limit set forth in our charter provides that, subject to specified exceptions, no person or entity may own more than 6.25% (by number or value, whichever is more restrictive) of the outstanding shares of our common stock. Our charter also (i) prohibits any person from actually or constructively owning shares of our common stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a real estate investment trust, and (ii) voids any transfer of our common stock that would result in shares of our common stock being owned by fewer than 100 persons. The constructive ownership rules of the Internal Revenue Code are complex, and may cause shares of our common stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 6.25% of the shares of our common stock (or the acquisition of an interest in equity and/or certain affiliates or subsidiaries of an entity that owns, actually or constructively, our common stock) by an individual or entity, could nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 6.25% of our outstanding common stock and thus violate the 6.25% ownership limit, or such other limit as provided in our charter or as otherwise permitted by our board of directors. Our board of directors may, but in no event will be required to, waive the 6.25% ownership limit with respect to a particular stockholder if it determines that the ownership will not jeopardize our status as a real estate investment trust. As a condition of any waiver, our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to it and will obtain undertakings or representations from the applicant with respect to preserving its real estate investment trust status.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of our stock, that will or may violate any of the foregoing restrictions on transferability and ownership, is required to give written notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a real estate investment trust. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines, and such determination is approved by the affirmative vote of the holders of not less than two-thirds of all votes entitled to be cast on the matter, that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a real estate investment trust. Except as otherwise described above, any change in the 6.25% ownership limit would require an amendment to our charter. Amendments to our charter require the affirmative vote of a majority of all votes entitled to be cast on that matter.

Pursuant to our charter, if any purported transfer of our common stock or any other event would otherwise result in any person violating the 6.25% ownership limit or other limit provided in our charter or as otherwise permitted by our board of directors, then the transfer will be void and of no force or effect with respect to the prohibited transferee as to that number of shares in excess of the ownership limit or any other limit, and the prohibited transferee will acquire no right or interest (or, in the case of any event other than a prohibited transfer, the person or entity holding record title to any excess shares, referred to as a prohibited owner, shall cease to own any right or interest) in the excess shares. Any of these excess shares described above will be transferred automatically, pursuant to our charter, to a trust, the beneficiary of which will be a qualified charitable organization we select. This automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer (including any indirect violative transfer). Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust (who will be designated by us and be unaffiliated with us and any prohibited transferee or prohibited owner) will be required to sell the excess shares to a person or entity who could own the shares without violating the 6.25% ownership limit, or any other limit provided in our charter or otherwise permitted by our board of directors, and distribute to the prohibited transferee or prohibited owner an amount equal to the lesser of the price paid by the prohibited transferee or prohibited owner for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the prohibited owner an amount equal to the lesser of the fair market value (as defined in our charter) of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or prohibited owner, as applicable, will be distributed to the qualified charitable organization we select. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for the qualified charitable organization we select, all dividends and other distributions paid by us with respect to the excess shares, and also will be entitled to exercise all voting rights with respect to the excess shares. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority (at the trustee’s sole discretion) (i) to rescind as void any vote cast by a prohibited transferee or prohibited owner, as applicable, prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the qualified charitable organization selected by us. If we have already taken irreversible corporate action, however, then the trustee will not have the authority to rescind and recast the vote. Any dividend or other distribution we pay to the prohibited transferee or prohibited owner (prior to our discovery that the shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the qualified charitable organization we select. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the 6.25% ownership limit or any other limit as provided in our charter or as otherwise permitted by our board of directors, then our charter provides that the transfer of the excess shares will be void or, in the case of a violative indirect transfer, the excess shares wills be redeemable by us at our sole option at a price equal to the fair market value of such shares at the time of the violative indirect transfer.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise, gift or transfer, the fair market value at the time of the devise, gift or transfer) and (ii) the fair market value on the date we, or our designee, accepts this offer. We will have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon a sale to us, the interest of the qualified charitable organization we select in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee or prohibited owner.

If any purported transfer of shares of our common stock would cause us to be beneficially owned by fewer than 100 persons, the transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

All certificates representing shares of our common stock will bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Every owner of a specified percentage (or more) of the outstanding shares of our common stock must file a completed questionnaire with us containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending upon the number of record holders of our shares. In addition, under our charter, each stockholder will upon demand be required to disclose to us in writing any information we may request in order to determine the effect, if any, of that stockholder’s actual and constructive ownership of our common stock on our status as a real estate investment trust and to ensure compliance with the 6.25% ownership limit, or any other limit provided in our charter or as otherwise permitted by our board of directors.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of the United States federal income tax considerations anticipated to be material to a holder of our common stock. The following discussion is based upon:

•	the Internal Revenue Code of 1986, as amended;

•	current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received these rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change.

This summary does not purport to deal with all aspects of federal income taxation that may affect particular holders of our common stock in light of their individual circumstances, nor with holders subject to special treatment under the federal income tax laws, including:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions or broker-dealers;

•	traders in securities that elect to mark to market;

•	holders owning stock as part of a “straddle,” “hedge” or “conversion transaction;”

•	holders whose functional currency is not the U.S. dollar;

•	holders subject to the alternative minimum tax;

•	“S” corporations;

•	expatriates;

•	REITs or regulated investment companies;

•	holders who acquired our common stock as a result of the exercise of an employee stock option or otherwise as compensation; and

•	holders of our common stock who are neither citizens nor residents of the United States, or that are foreign corporations, foreign partnerships or foreign estates or trusts for U.S. federal income tax purposes.

This summary assumes that each of our stockholders holds his or her shares of our common stock as capital assets. In addition, this summary does not consider the effect of any foreign, state, local or other tax laws that may be applicable to our stockholders. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment. The statements in this prospectus are not binding on the Internal Revenue Service or any court. As a result, we cannot assure you that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or, if so challenged, will be sustained by a court.

THIS SUMMARY OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF:

•	THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES;

•	OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES; AND

•	POTENTIAL CHANGES IN THE TAX LAWS.

Our Qualification as a Real Estate Investment Trust

General.    We elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, commencing with our taxable year ended December 31, 1997. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a real estate investment trust under the Internal Revenue Code commencing with our taxable year ended December 31, 1997. We intend to continue to operate in this manner. However, we cannot assure you that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a real estate investment trust. See “—Failure to Qualify.”

The sections of the Internal Revenue Code and the corresponding Treasury regulations that relate to the qualification and operation of a real estate investment trust are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Moreover, our qualification and taxation as a real estate investment trust depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code discussed below, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

If we qualify for taxation as a real estate investment trust, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay federal income tax, however, as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed “real estate investment trust taxable income,” including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference.

•	If we have: (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a real estate investment trust because certain other requirements are met, we will be required to pay a tax equal to (a) the greater of (1) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below and (2) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by (b) a fraction intended to reflect our profitability.

•	We will be required to pay a 4% excise tax to the extent that we fail to distribute during each calendar year at least the sum of (a) 85% of our real estate investment trust ordinary income for the year, (b) 95% of our real estate investment trust capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

•	If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will make or refrain from making an election under Treasury Regulations under Section 337 of the Internal Revenue Code, depending upon the time of the acquisition.

•	We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. See “—Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a Real Estate Investment Trust.    The Internal Revenue Code defines a real estate investment trust as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence beneficial ownership;

(3)	that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

(4)	that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that all of conditions (1) to (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a real estate investment trust. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have satisfied conditions (1) through (7) during the relevant time periods. In addition, our charter provides for restrictions on the ownership and transfer of our shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in “Description of Our Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a real estate investment trust will terminate. If, however, we comply with the rules contained in the Treasury Regulations that require us to ascertain the actual ownership of our shares, and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a real estate investment trust unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest.    We own and operate one or more properties through partnerships and limited liability companies. Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in our hands for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership’s share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in “—Tax Aspects of the Partnerships.” We have direct or indirect control of certain partnerships in which we are a partner and intend to continue to operate them in a manner consistent with the requirements for qualification as a real estate investment trust. We are a limited partner in certain partnerships. If a partnership in which we own an interest takes or expects to take actions which could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in that entity. In addition, it is possible that a partnership could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the partnership or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT. The treatment described above also applies with respect to the ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

Ownership of Interests in Qualified REIT Subsidiaries.    We own and operate a number of properties through our wholly-owned subsidiaries that we believe will be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its outstanding stock and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent real estate investment trust for all purposes under the Internal Revenue Code (including all real estate investment trust qualification tests). Thus, in applying the requirements described in this prospectus, the subsidiaries in which we own a 100% interest (other than any taxable REIT subsidiaries) will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax and our ownership of the stock of such a subsidiary will not violate the real estate investment trust asset tests, described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.    A taxable REIT subsidiary is a corporation other than a real estate investment trust in which a real estate investment trust directly or indirectly holds stock and that has made a joint election with the real estate investment trust to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a real estate investment trust with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A taxable REIT subsidiary may generally engage in any business, including the provision of customary or noncustomary services to tenants of its parent real estate investment trust, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or health care facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt that is directly or indirectly funded by its parent real estate investment trust if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are satisfied. We own an interest in New NCHC, Inc., and all of the stock of Pan Pacific Development (Rosewood), Inc., and have jointly elected with them for Pan Pacific Development (Rosewood), Inc. and New NCHC, Inc., to be treated as our taxable REIT subsidiaries. As a result, our ownership of securities of Pacific Development (Rosewood), Inc., and New NCHC, Inc., will not be subject to the 10% asset test described below, and their operations will be subject to the provisions described below under “—Asset Tests” which are applicable to taxable REIT subsidiaries. We may acquire stock of other taxable REIT subsidiaries in the future.

Income Tests.    We must satisfy two gross income requirements annually to maintain our qualification as a real estate investment trust:

•	First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including “rents from real property” and, in some circumstances, interest, or (b) some types of temporary investments;

•	Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, or (b) dividends, interest and gain from the sale or disposition of stock or securities or (c) any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a real estate investment trust described above only if all of the following conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our stock, do not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space;

•	Rent attributable to personal property leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally must not operate or manage our property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ a “taxable REIT subsidiary” which is wholly or partially owned by us to provide both customary and non-customary services to tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualified income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% REIT gross income test.

We generally do not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may have taken and may continue to take actions which fail to satisfy one or more of the above conditions to the extent we determine, based on the advice of our tax counsel, that those actions will not jeopardize our status as a real estate investment trust.

We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a real estate investment trust for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a real estate investment trust. As discussed above in “—Our Qualification as a Real Estate Investment Trust—General,” even if these relief provisions apply, and we retain our status as a real estate investment trust, a tax would be imposed with respect to our non-qualifying income. We may not always be able to maintain compliance with the gross income tests for real estate investment trust qualification despite our periodic monitoring of our income.

Prohibited Transaction Income.    Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain would include our share of any gain realized by any of the partnerships, limited liability companies or qualified REIT subsidiaries in which we own an interest. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a real estate investment trust. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning our properties. We may make occasional sales of the properties as are consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. The Internal Revenue Service may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Penalty Tax.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where:

•	Amounts are received by a real estate investment trust for services customarily furnished or rendered in connection with the rental of real property;

•	Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	Rents paid to the real estate investment trust by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the real estate investment trust’s tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

•	The taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost in furnishing the service.

Asset Tests.    At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets:

•	First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive these proceeds;

•	Second, not more than 25% of our total assets may be represented by securities, other than those securities included in the 75% asset test;

•	Third, of the investments included in the 25% asset class, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% by vote or value of any one issuer’s outstanding securities. For years prior to 2001, the 10% limit applies only with respect to voting securities of any issuer and not to the value of the securities of any issuer; and

•	Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. The 10% value limitation and the 20% asset test are part of recently enacted legislation and are effective for taxable years ending after December 31, 2000.

We indirectly own 50% of the outstanding stock of New NCHC, Inc., and directly own 100% of the outstanding stock of Pan Pacific Development (Rosewood), Inc. Pan Pacific Development (Rosewood), Inc., and New NCHC, Inc., elected, together with us, to be treated as our taxable REIT subsidiaries. So long as Pan Pacific Development (Rosewood), Inc., and New NCHC, Inc., qualify as taxable REIT subsidiaries, we will not be subject to the 5% asset test, 10% voting securities limitation or 10% value limitation with respect to our ownership of securities in Pan Pacific Development (Rosewood), Inc., and New NCHC, Inc. Pan Pacific Development (Rosewood), Inc., New NCHC, Inc., or we may acquire securities in other taxable REIT subsidiaries in the future, and we have held interests in other taxable REIT subsidiaries in the past. We believe that the aggregate value of our taxable REIT subsidiaries has not and will not exceed 20% of the aggregate value of our gross assets. With respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary, a taxable REIT subsidiary, or a partnership or limited liability company, we believe that the value of the securities of any such issuer has not exceeded 5% of the total value of our assets. Moreover, with respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer has complied with the 10% voting securities limitation and 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the Internal Revenue Service will not disagree with our determinations of value.

The asset tests must be satisfied not only on the date that we (directly or through our qualified REIT subsidiaries, partnerships or limited liability companies) acquire securities in the applicable issuer, but also each time we increase our ownership of securities of such issuer, including as a result of increasing our interest in a partnership or limited liability company which owns such securities. For example, our indirect ownership of securities of an issuer may increase as a result of our capital contributions to or the redemption of other partners’ or members’ interests in a partnership or limited liability company in which we have an interest. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in a partnership or limited liability company), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. Although we expect to satisfy the asset tests and plans to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements.    To maintain our qualification as a real estate investment trust, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% (95% for taxable years beginning before January 1, 2001) of our “REIT taxable income”; and

•	90% (95% for taxable years beginning before January 1, 2001) of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of our noncash income items over 5% of “REIT taxable income” as described below.

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% (95% for taxable years beginning before January 1, 2001) of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90% (95% for taxable years beginning before January 1, 2001), but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular ordinary and capital gain corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

We expect that our “REIT taxable income” will be less than our cash flow because of depreciation and other non-cash charges included in computing “REIT taxable income.” Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements. However, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

We may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

In addition, we will be required to pay a 4% excise tax on the excess of the required distribution for the calendar year over the amounts we actually distribute for such year. For this purpose, the amount of our required distribution during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) equals the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year, and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year will be treated as an amount distributed during that year for purposes of calculating such tax.

Distributions with declaration and record dates falling in the last three months of the calendar year, which are paid to our stockholders by the end of January immediately following that year, will be treated for federal income tax purposes as having been paid on December 31 of the prior year.

Earnings and Profits Distribution Requirement.    A real estate investment trust is not permitted to have accumulated earnings and profits attributable to non-real estate investment trust years. A real estate investment trust has until the close of its first taxable year in which it has non-real estate investment trust earnings and profits to distribute all such earnings and profits. Our failure to comply with this rule would require that we pay a “deficiency dividend” to our stockholders, and interest to the Internal Revenue

Service, to distribute any remaining earnings and profits. A failure to make this deficiency dividend distribution would result in the loss of our real estate investment trust status. See “—Failure to Qualify.”

Failure to Qualify

If we fail to qualify for taxation as a real estate investment trust in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a real estate investment trust will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a real estate investment trust would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a real estate investment trust, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a real estate investment trust for the four taxable years following the year in which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Partnerships

General.    We currently own interests in various partnerships and limited liability companies and may own interests in additional partnerships and limited liability companies in the future. Our ownership of an interest in such partnerships and limited liability companies involves special tax considerations. These special tax considerations include, for example, the possibility that the Internal Revenue Service might challenge the status of one or more of the partnerships or limited liability companies in which we own an interest as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change, and could prevent us from satisfying the real estate investment trust asset tests and/or the real estate investment trust income tests. This, in turn, would prevent us from qualifying as a real estate investment trust. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. All of the partnerships in which we own an interest intend to claim classification as partnerships under these Treasury Regulations. As a result, we believe that these partnerships will be classified as partnerships for federal income tax purposes. The treatment described above also applies with respect to our ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

Allocations of Income, Gain, Loss and Deduction.    A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations. Generally, Section 704(b) of the Internal Revenue Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners and members. If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which we own an interest are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder.

Tax Allocations with Respect to the Properties.    Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Appreciated property has been contributed to some of our partnerships and/or limited liability companies in exchange for interests in those partnerships and/or limited liability companies in connection with transactions in which those partnerships and/or limited liability companies were formed. The relevant partnership and/or limited liability company agreements require that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. Treasury regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships and limited liability companies with a choice of several methods of accounting for book-tax differences. We and our partnerships and/or limited liability companies have agreed to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to our partnerships and/or limited liability companies. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of our partnerships and/or limited liability companies (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our partnerships and/or limited liability companies. An allocation described in (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Our Qualification as a Real Estate Investment Trust” and “—Annual Distribution Requirements.”

Our partnerships and/or limited liability companies and we have not yet decided what method will be used to account for book-tax differences for other properties acquired by our partnerships and/or limited liability companies in the future.

Any property acquired by our partnerships and/or limited liability companies in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

Tax Liabilities and Attributes Inherited From Acquisitions

Tax Liabilities and Attributes Inherited from Pan Pacific (CTA) and Western Properties Trust.    Recently, we acquired in mergers certain assets and subsidiaries of Pan Pacific (CTA) (formerly known as Center Trust, Inc.) a Maryland corporation that elected to be taxed as a real estate investment trust, and certain assets and subsidiaries of Western Properties Trust, a California real estate investment trust. If, prior to these transactions, Pan Pacific (CTA) or Western Properties Trust failed to qualify as a real estate investment trust in any taxable year, it would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, Pan Pacific (CTA) or Western Properties Trust would also be disqualified from taxation as a real estate investment trust for the four taxable years following the year in which it lost qualification. We, as successor in interest to each of Pan Pacific (CTA) and Western Properties Trust, would be required to pay this tax. In addition, the built-in gain rules described under “Our Qualification as a Real Estate Investment Trust – General” above generally would apply with respect to any assets acquired by us from Pan Pacific (CTA) and Western Properties Trust. If during the ten-year period following the end of the last year in which Pan Pacific (CTA) or Western Properties Trust failed to qualify as a REIT, we dispose of any of the assets acquired from Pan Pacific (CTA)or Western Properties Trust, respectively, any resulting gain, to the extent of the built-in gain at the end of such year, generally would be subject to tax at the highest corporate tax rate under the built-in gain rules. The results described in the preceding sentence assume that, on the tax return for the applicable year, Pan Pacific (CTA), Western Properties Trust or we have made or will make or refrain from making elections, as necessary under the applicable temporary Treasury Regulations to be treated in this manner. In addition, if Pan Pacific (CTA) or Western Properties Trust failed to qualify as a REIT for any year, then it is possible that we would have acquired undistributed C corporation earnings and profits from Pan Pacific (CTA) or Western Properties Trust, respectively. If we fail to distribute these C corporation earnings and profits, if any, prior to the end of the taxable year in which the merger occurs, we would be required to distribute them through a deficiency dividend or fail to qualify as a REIT.

Taxation Of Taxable U.S. Stockholders

As used in this summary, the term “U.S. stockholder” means a holder of shares of our common stock who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate which is required to pay U.S. federal income tax regardless of the source of its income; or

•	a trust whose administration is under the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to this date that elect to continue to be treated as U.S. persons, are also considered U.S. stockholders.

Distributions Generally.    Distributions out of our current or accumulated earnings and profits not designated as capital gains dividends will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. As long as we qualify as a real estate investment trust, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, earnings and profits will be allocated first to outstanding preferred stock, if any, and then to common stock.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis each U.S. stockholder has in his shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets. This gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions.    Distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain from the sale or disposition of a capital asset, to the extent this gain does not exceed our actual net capital gain for the taxable year. Depending on the characteristics of the assets which produced these gains, and on designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a maximum 20% or 25% rate. U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations.    Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares, will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon a stockholder’s particular situation.

Retention of Net Long-Term Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

•	include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by Treasury Regulations to be prescribed by the Internal Revenue Service.

Dispositions of Common Stock.    If you are a U.S. stockholder and you sell or dispose of your shares of common stock in a taxable transaction, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset. This gain or loss, except as provided below, will be long-term capital gain or loss if you have held the common stock for more than one year. Long-term capital gains of a non-corporate U.S. stockholder will generally be subject to a maximum tax rate of 20%. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at a maximum rate of 31% with respect to dividends paid unless the holder is a corporation or is otherwise exempt and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

The Internal Revenue Service has ruled that amounts distributed as dividends by a qualified real estate investment trust do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except as described below, dividend income from us and gain arising upon a sale of our shares generally will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain will be unrelated business taxable income, however, if the tax-exempt stockholder holds its shares as “debt financed property” within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. Prospective investors that are exempt from taxation under these provisions of the Internal Revenue Code should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held real estate investment trust” will be treated as unrelated business taxable income as to specified tax exempt trusts which hold more than 10%, by value, of the interests in the real estate investment trust. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to certain trusts. As a result of the limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held real estate investment trust.”

Taxation of Non-U.S. Stockholders

The preceding discussion does not address the rules governing U.S. federal income taxation of the ownership and disposition of common stock or preferred stock by persons that are non-U.S. stockholders. As used in this summary, the term “non-U.S. stockholder” means our stockholders who are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder’s country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim this treatment. Non-U.S. stockholders should consult their tax advisors concerning the federal income tax consequences to them of an acquisition of shares of our common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. We may be required to pay state or local taxes in state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay state or local taxes in state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences summarized above. In addition, the state and local tax treatment of holders of our common stock may not conform to the federal income tax consequences summarized above. Consequently, holders of our common stock should consult their tax advisors regarding the effect of state, local and foreign tax laws on the acquisition, ownership, and disposition of our common stock.

SELLING STOCKHOLDERS

As described elsewhere in this prospectus, the “selling stockholders” are only those persons who may receive exchange shares upon the exchange of units in CT Operating Partnership. The number of shares listed in the following table represents the number of exchange shares into which units held by the person are exchangeable. Because the selling stockholders may sell all or part of their exchange shares under this prospectus, and this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number and percentage of shares of our common stock that will be held by each selling stockholder upon termination of this offering.

The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

NAME	TOTAL NUMBER OF SHARES HELD(1)	MAXIMUM NUMBER OF SHARES AVAILABLE FOR SALE PURSUANT TO THIS PROSPECTUS (1)	AGGREGATE SHARES OF COMMON STOCK OWNED FOLLOWING EXCHANGE OF UNITS(2)	PERCENTAGE OF OUTSTANDING SHARES OF COMMON STOCK (2)(3)
Alexander Haagen, III	0	30,664	30,664	*
Patricia De Angelis	0	1,797	1,797	*
Saul Kreshek	0	3,300	3,300	*
Herb Ornelas	0	16	16	*
Margaret Lewicki	0	6,192	6,192	*
Myrtle Gronske	0	6,606	6,606	*
Ernest Grossman	0	10,435	10,435	*
Tom Corley	0	830	830	*
Gresham – RPR Associates, a California general partnership	0	289	289	*
Holmes Development Group, Inc., an Arizona corporation	0	558	558	*

NAME	TOTAL NUMBER OF SHARES HELD(1)	MAXIMUM NUMBER OF SHARES AVAILABLE FOR SALE PURSUANT TO THIS PROSPECTUS (1)	AGGREGATE SHARES OF COMMON STOCK OWNED FOLLOWING EXCHANGE OF UNITS(2)	PERCENTAGE OF OUTSTANDING SHARES OF COMMON STOCK (2)(3)
John L. Holmes Living Trust	0	55,303	55,303	*
The Harry J. L. Frank, Jr. and Margaret S. Frank Family Trust U/A 5/9/91	0	4,748	4,748	*
North Mountain Village Shopping Center Limited Partnership, a California limited Partnership	0	353	353	*
Hughes Investments, a California general partnership	0	4,240	4,240	*
Visalia MKP, Inc., a California corporation	0	10,610	10,610	*
HI-Loma, a California general partnership	0	32,478	32,478	*
HI-NC, a California general partnership	0	18,994	18,994	*
Hughes Milliken Associates, a California general partnership	0	24,061	24,061	*
Bartfam, a California limited partnership	0	13,432	13,432	*
CJJ Limited Partnership, a California limited partnership	0	13,432	13,432	*
Cecile C. Bartman, Trustee under the Will of Bernard Citron, deceased	0	4,748	4,748	*
Cecile Citron Bartman Trust dated September 26, 2001	0	8,685	8,685	*
Trust “A”, created under the Will of W. Arnet Speer aka William A. Speer, deceased, under the preliminary decree of distribution of his estate, entered on December 15, 1978, in Judgment Book 1193, page 428, Superior Court of the State of California, County of San Diego, Case No. 114411	0	17,814	17,814	*

NAME	TOTAL NUMBER OF SHARES HELD(1)	MAXIMUM NUMBER OF SHARES AVAILABLE FOR SALE PURSUANT TO THIS PROSPECTUS (1)	AGGREGATE SHARES OF COMMON STOCK OWNED FOLLOWING EXCHANGE OF UNITS(2)	PERCENTAGE OF OUTSTANDING SHARES OF COMMON STOCK (2)(3)
Trust “D”, created under the Will of W. Arnet Speer aka William A. Speer, deceased, under the preliminary decree of distribution of his estate, entered on December 15, 1978, in Judgment Book 1193, page 428, Superior Court of the State of California, County of San Diego, Case No. 114411	0	3,665	3,665	*
William A. Speer, Jr. Irrevocable Trust U/A/D October 18, 1988 F/B/O Linda Speer Fortune	0	1,833	1,833	*
William A. Speer, Jr. Irrevocable Trust U/A/D October 18, 1988 F/B/O Rebecca Speer	0	1,833	1,833	*
Doreann Speer Gibson Trust U/A/D October 13, 1989	0	3,666	3,666	*
Rebecca Jean Speer Trust U/A/D November 9, 1994	0	3,665	3,665	*

*	Less than one percent.

(1)	Based on information available to us as of January 31, 2003.

(2)	Assumes all units held by the selling stockholders are exchanged for the exchange shares. Also assumes that no transactions with respect to units in CT Operating Partnership occur other than the exchange.

(3)	Based on 33,584,852 shares of our common stock outstanding as of January 31, 2003.

PLAN OF DISTRIBUTION

This prospectus relates to the offering from time to time by the selling stockholders of up to an aggregate of 288,524 shares. We are registering the offer and sale of these shares by the selling stockholders on behalf of the selling stockholders. Sales of these shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to these shares, through short sales of these shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve underwriters, brokers or dealers.

The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. To our knowledge, the selling stockholders have not entered into any agreement with a prospective underwriter and we cannot assure you that any such agreement will be entered into. If the selling stockholders enter into this type of an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to the securities for a specified period of time prior to the commencement of the distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

The selling stockholders also may sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Under agreements entered into with us, the selling stockholders and any underwriter they may utilize may be indemnified by us against certain civil liabilities, including liabilities under the Securities Act. Underwriter commissions, brokerage commissions and similar selling expenses, if any, attributable to the sale of these shares will be borne by the selling stockholders.

EXPERTS

The consolidated financial statements and the related Schedule of Pan Pacific Retail Properties, Inc. and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein, and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements and the related schedules incorporated in this prospectus by reference from Center Trust, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. In addition, the description of material federal income tax consequences contained in this prospectus under the heading “Material Federal Income Tax Consequences” is based upon the opinion of Latham & Watkins LLP. Latham & Watkins LLP will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP, as to certain matters of Maryland law.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by Pan Pacific Retail Properties, Inc. or the selling stockholders. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares of common stock offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of common stock by anyone in a jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder will, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

Where You Can Find More Information	1
Documents We Have Incorporated By Reference	1
Pan Pacific Retail Properties, Inc.	2
Risk Factors	2
Use Of Proceeds	3
Forward-Looking Statements	3
Description Of Our Stock	3
Material Federal Income Tax Consequences	6
Selling Stockholders	6
Plan Of Distribution	20
Experts	21
Legal Matters	21

288,524 Shares

PAN PACIFIC

RETAIL PROPERTIES, INC.

Common Stock

PROSPECTUS

March 21, 2003